UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 10 September 2026, London UK

GSK’s Shingrix (Recombinant Zoster Vaccine) prefilled syringe presentation approved in Japan

●       Over one million people develop shingles in Japan each year [1],[2]
●       New presentation offers convenient administration of GSK's shingles vaccine

GSK plc (LSE/NYSE: GSK) today announced Japan’s Ministry of Health, Labour and Welfare (MHLW) has approved a prefilled syringe presentation of Shingrix (GSK’s Recombinant Zoster Vaccine or RZV) for the prevention of shingles (herpes zoster).

The vaccine previously came as two vials – a dry (lyophilised) antigen and a liquid adjuvant – which had to be combined manually before use. The new prefilled syringe is ready-to-use, making administration simpler and more convenient for healthcare professionals.

Shingrix (Recombinant Zoster Vaccine or RZV) is a non-live, recombinant sub-unit vaccine approved by the Japanese MHLW for the prevention of herpes zoster (HZ) in adults aged 50 years and older since 2018, and in adults aged 18 years and older at increased risk of HZ since 2023. Approximately 1.1 million people in Japan develop shingles each year,1,2 with risk increasing with age and among people with weakened immune systems.1,2

Sanjay Gurunathan, GSK Head of Vaccines and Infectious Diseases Research and Development, said: “Shingles is a disease that 1 in 3 adults globally will develop in their lifetime. It can have serious and long-lasting complications. GSK is pleased to support the healthcare community in Japan by making administration of our shingles vaccine easier.”

GSK’s prefilled syringe launched in the US in February 2026 and is launching in Europe throughout this year. Approvals are based on data confirming technical comparability between the prefilled syringe and the existing vaccine presentation. The new presentation does not involve a change in indication or dosing.

About shingles
Shingles is caused by the reactivation of the varicella-zoster virus (VZV), the same virus that causes chickenpox.[3] Over 90% of adults have the VZV dormant in their nervous system, waiting to reactivate.3,[4],[5],[6] In addition to advancing age, chronic conditions like cardiovascular disease, chronic kidney disease, chronic obstructive pulmonary disease, asthma, and diabetes are all linked to higher risk of shingles.3,[7]
Shingles typically presents as a rash, with painful blisters across the chest, abdomen or face.5 Following the rash, up to 30% of people experience post-herpetic neuralgia (PHN),[8] a long-lasting nerve pain that can last weeks or months and can occasionally persist for several years.3

About Shingrix (Recombinant Zoster Vaccine or RZV)
Shingrix (Recombinant Zoster Vaccine or RZV) combines an antigen, glycoprotein E, with an adjuvant system, AS01B, and may help overcome the natural age-related decline in responses to immunisation that contributes to the challenge of protecting adults aged 50 and over from shingles.[9],[10] RZV is not indicated to prevent primary varicella infection (chickenpox). The use of RZV should be in accordance with official recommendations and local product label.

For product and important safety information, please consult the country relevant summary of product characteristics.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	Joanna Tuplin	+44 (0) 7788 351650	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Dan Smith	+44 (0) 7823 523885	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the “Risk Factors” section in GSK’s Annual Report on Form 20-F for 2025, and GSK’s Q2 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

1 Adachi-Katayama, M., Kanda, N., Sasakura, S., Hatakeyama, S. Epidemiology of herpes zoster and postherpetic neuralgia in Japan: analysis of a large-scale claims database. BMC Infect Dis. 2026 Jan 10;26(1):287. doi: 10.1186/s12879-026-12534-0. [Last accessed: July 2026]
2 Statistics Bureau of Japan. (2024). Population estimates as of October 1, 2023. [Available from: https://www.stat.go.jp/data/jinsui/2023np/index.html Last Accessed: July 2026]
[3] Harpaz, R., et al. Prevention of herpes zoster: recommendations of the Advisory Committee on Immunization Practices (ACIP). MMWR Recomm Rep 2008;57(Rr-5):1-30.
[4] Johnson, R.W., et al. Herpes zoster epidemiology, management, and disease and economic burden in Europe: a multidisciplinary perspective. Therapeutic advances in vaccines. 2015;3(4):109-20.
[5] Mueller, N.H., et al. Varicella zoster virus infection: clinical features, molecular pathogenesis of disease, and latency. Neurologic clinics. 2008;26(3):675-97.
[6] Bricout, H., et al. Herpes zoster-associated mortality in Europe: a systematic review. BMC public health. 2015;15:466.
[7] Steinmann et al. Risk factors for herpes zoster infections: a systematic review and meta-analysis unveiling common trends and heterogeneity patterns. Infection. 2024;52(3):1009-1026. doi: 10.1007/s15010-023-02156-y. REF-224255.
[8] Kawai, K., et al. Systematic review of incidence and complications of herpes zoster: towards a global perspective. BMJ open. 2014;4(6).
[9] Cunningham, A.L., et al. Efficacy of the Herpes Zoster Subunit Vaccine in Adults 70 Years of Age or Older. New England Journal of Medicine. 2016;375(11):1019-32.
[10] The GSK proprietary AS01 adjuvant system contains QS-21 Stimulon® adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. (NASDAQ: AGEN), MPL and liposomes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 10, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc